SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, 0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817) 509-3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Robert Robbins

Pillsbury Winthrop Shaw Pittman, LLP

1200 Seventeenth Street, NW

Washington, DC 20036

September 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 32,180,644 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 32,180,644 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,180,644 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 789,474 shares of Series A Contingent Convertible Preferred Stock (the “Series A Preferred Stock”) of Contango Oil & Gas Company, a Texas corporation (the “Issuer”), which were acquired on September 17, 2019, through a private transaction among the Issuer, Goff MCF Partners, LP (“Goff MCF”) and John C. Goff, through John C. Goff SEP IRA (the “Series A Preferred Purchase Agreement”). Each share of Series A Preferred Stock is entitled to voting power equal to 8.71 shares of common stock, par value $0.04 per share (the “Common Stock”) of the Issuer on all matters submitted to a vote of the shareholders.

(2)

Based on 86,030,256 outstanding voting shares of the Issuer as reported in the Issuer’s prospectus supplement dated September 12, 2019 filed with the Securities & Exchange Commission. Voting shares represents the sum of the Issuer’s outstanding Common Stock and the voting power of the Issuer’s outstanding Series A Preferred Stock.

1	NAME OF REPORTING PERSONS Goff MCF Partners, LP 82-1636851
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,673,516 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,673,516 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,673,516 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (2)
14	TYPE OF REPORTING PERSON PN

(1)

Includes 694,737 shares of Series A Preferred Stock of the Issuer, which were acquired on September 17, 2019, pursuant to the Series A Preferred Purchase Agreement. Each share of Series A Preferred Stock is entitled to voting power equal to 8.71 shares of Common Stock of the Issuer on all matters submitted to a vote of the shareholders.

(2)

Based on 86,030,256 outstanding voting shares of the Issuer as reported in the Issuer’s prospectus supplement dated September 12, 2019 filed with the Securities & Exchange Commission. Voting shares represents the sum of the Issuer’s outstanding Common Stock and the voting power of the Issuer’s outstanding Series A Preferred Stock.

1	NAME OF REPORTING PERSONS GFS Contango GP, LLC 83-4348877
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,673,516 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,673,516 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,673,516 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 694,737 shares of Series A Preferred Stock of the Issuer, which were acquired on September 17, 2019, pursuant to the Series A Preferred Purchase Agreement. Each share of Series A Preferred Stock is entitled to voting power equal to 8.71 shares of Common Stock of the Issuer on all matters submitted to a vote of the shareholders. GFS Contango is the general partner of Goff MCF.

(2)

Based on 86,030,256 outstanding voting shares of the Issuer as reported in the Issuer’s prospectus supplement dated September 12, 2019 filed with the Securities & Exchange Commission. Voting shares represents the sum of the Issuer’s outstanding Common Stock and the voting power of the Issuer’s outstanding Series A Preferred Stock.

1	NAME OF REPORTING PERSONS GFS Management, LLC 38-4038336
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,673,516 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,673,516 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,673,516 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 694,737 shares of Series A Preferred Stock of the Issuer, which were acquired on September 17, 2019, pursuant to the Series A Preferred Purchase Agreement. Each share of Series A Preferred Stock is entitled to voting power equal to 8.71 shares of Common Stock of the Issuer on all matters submitted to a vote of the shareholders. GFS Management is the managing member of GFS Contango.

(2)

Based on 86,030,256 outstanding voting shares of the Issuer as reported in the Issuer’s prospectus supplement dated September 12, 2019 filed with the Securities & Exchange Commission. Voting shares represents the sum of the Issuer’s outstanding Common Stock and the voting power of the Issuer’s outstanding Series A Preferred Stock.

1	NAME OF REPORTING PERSONS Goff Focused Strategies LLC 81-3363076
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,673,516 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,673,516 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,673,516 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (2)
14	TYPE OF REPORTING PERSON IA

(1)

Includes 694,737 shares of Series A Preferred Stock of the Issuer, which were acquired on September 17, 2019, pursuant to the Series A Preferred Purchase Agreement. Each share of Series A Preferred Stock is entitled to voting power equal to 8.71 shares of Common Stock of the Issuer on all matters submitted to a vote of the shareholders. GFS is the investment advisor of Goff MCF.

(2)

Based on 86,030,256 outstanding voting shares of the Issuer as reported in the Issuer’s prospectus supplement dated September 12, 2019 filed with the Securities & Exchange Commission. Voting shares represents the sum of the Issuer’s outstanding Common Stock and the voting power of the Issuer’s outstanding Series A Preferred Stock.

1	NAME OF REPORTING PERSONS GFT Strategies, LLC 82-1794092
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,673,516 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 26,673,516 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,673,516 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 694,737 shares of Series A Preferred Stock of the Issuer, which were acquired on September 17, 2019, pursuant to the Series A Preferred Purchase Agreement. Each share of Series A Preferred Stock is entitled to voting power equal to 8.71 shares of Common Stock of the Issuer on all matters submitted to a vote of the shareholders. GFT is the majority equity holder of GFS, the investment advisor.

(2)

Based on 86,030,256 outstanding voting shares of the Issuer as reported in the Issuer’s prospectus supplement dated September 12, 2019 filed with the Securities & Exchange Commission. Voting shares represents the sum of the Issuer’s outstanding Common Stock and the voting power of the Issuer’s outstanding Series A Preferred Stock.

1	NAME OF REPORTING PERSONS John C. Goff 2010 Family Trust 27-6940537
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,059,216 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 29,059,216 (1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,059,216 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1% (2)
14	TYPE OF REPORTING PERSON OO

(1)

Includes 694,737 shares of Series A Preferred Stock of the Issuer, which were acquired on September 17, 2019, pursuant to the Series A Preferred Purchase Agreement. Each share of Series A Preferred Stock is entitled to voting power equal to 8.71 shares of Common Stock of the Issuer on all matters submitted to a vote of the shareholders. Goff Family Trust is the controlling shareholder of Goff Capital and the controlling equity holder of GFT.

(2)

Based on 86,030,256 outstanding voting shares of the Issuer as reported in the Issuer’s prospectus supplement dated September 12, 2019 filed with the Securities & Exchange Commission. Voting shares represents the sum of the Issuer’s outstanding Common Stock and the voting power of the Issuer’s outstanding Series A Preferred Stock.

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D (the “Original Schedule 13D”) filed by the undersigned on June 13, 2018, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on August 15, 2018, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on November 20, 2018, as amended and supplemented by the Amendment No. 3 to the Original Schedule 13D, filed on December 3, 2018 (as amended and supplemented, collectively, this “Schedule 13D”) relating to the shares of common stock, par value $0.04 per shares (the “Common Stock”), of Contango Oil & Gas (the “Issuer”), a Houston, Texas based, independent energy company. The address of the issuer’s office is 717 Texas Ave., Suite 2900, Houston, Texas 77002. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Sections A, B and C of Item 2 are hereby amended in their entirety as follows:

This statement is being filed by:

i.	Goff MCF Partners, LP (“Goff MCF”), a Texas limited partnership, with respect to the Common Stock and Series A Preferred Stock directly and beneficially owned by it;

ii.

GFS Contango GP, LLC, (“GFS Contango”), a Texas limited liability company, as general partner to Goff MCF, with respect to the Common Stock and Series A Preferred Stock indirectly and beneficially owned by it;

iii.	Goff Family Investments, LP (“Family Investments”), a Delaware limited partnership, with respect to the Common Stock directly and beneficially owned by it;

iv.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as general partner to Family Investments, with respect to the Common Stock indirectly and beneficially owned by it;

v.

GFS Management, LLC (“GFS Management”), a Texas limited liability company, as managing member of GFS Contango, with respect to the Common Stock and Series A Preferred Stock indirectly and beneficially owned by it;

vi.

Goff Focused Strategies LLC (“GFS”), a Texas limited liability company, as managing member of GFS Management, with respect to the Common Stock and Series A Preferred Stock indirectly and beneficially owned by it;

vii.

GFT Strategies, LLC (“GFT”), a Texas limited liability company, as controlling equity holder of GFS, with respect to the Common Stock and Series A Preferred Stock indirectly and beneficially owned by it;

viii.

The John C. Goff 2010 Family Trust (“Goff Family Trust”), a Texas trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to the Common Stock and Series A Preferred Stock directly and indirectly beneficially owned by it;

ix.

John C. Goff, a United States Citizen, as the Chief Executive Officer of Goff Capital and as the sole trustee of Goff Family Trust, with respect to the Common Stock and Series A Preferred Stock directly and indirectly beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.	The address of the principal office of Goff MCF, GFS Contango, Goff Family Trust, Family Investments, Goff Capital, GFS Management, GFT and GFS is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The principal business of Goff MCF is investing in securities of the Issuer.

C.	The principal business of GFS Contango is serving as general partner to Goff MCF.

D.	The principal business of Goff Family Trust and Family Investments is to manage investments for a single family.

E.	The principal business of Goff Capital is serving as general partner to Family Investments.

G.	The principal business of GFS Management is to serve as a Manager of investment funds.

H.	The principal business of GFS is investment advisor.

I.	The principal business of GFT is to serve as a Manager of investment funds.

J.	The principal occupation of John C. Goff is serving as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, and as an asset manager in real estate and private equity.

K.

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

L.	John C. Goff is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The Common Stock purchased by each of Goff MCF, Goff Family Trust, Family Investments, and John C. Goff were purchased with working capital in open market purchases. The aggregate purchase price of the 20,622,357 shares of Common Stock beneficially owned by Goff MCF is approximately $33,981,434.21, including brokerage commissions. The aggregate purchase price of the 2,312,936 shares of Common Stock beneficially owned by Goff Family Trust is approximately $10,085,115.55, including brokerage commissions. The aggregate purchase price of the 72,764 shares of Common Stock beneficially owned by Family Investments is approximately $375,725.49, including brokerage commissions. The aggregate purchase price of the 2,280,186 shares of Common Stock purchased in open market transactions and beneficially owned by John C. Goff, individually, is approximately $2,413,153.24, including brokerage commissions. John C. Goff acquired 16,082 shares of Common Stock pursuant to restricted stock awards under the Issuer’s Second Amended and Restated 2009 Incentive Compensation Plan. The aggregate grant price of the 16,082 shares of Common Stock acquired by John C. Goff pursuant to restricted stock awards was $29,108.42.

The Series A Preferred Stock purchased by each of Goff MCF and John C. Goff were purchased with working capital in a private transaction among the Issuer, Goff MCF and Mr. Goff. The aggregate purchase price of the 694,737 shares of Series A Preferred Stock beneficially owned by Goff MCF was $6,600,001.50, including brokerage commissions. The aggregate purchase price of the 94,737 shares of Series A Preferred Stock beneficially owned by John C. Goff, individually, was $900,001.50, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended in its entirety as follows:

The Reporting Persons purchased the Common Stock of the Issuer based on the belief that such securities, when purchased, were significantly undervalued. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business.

On September 13, 2019, Goff MCF and John C. Goff, through John C. Goff SEP IRA, acquired an aggregate of 18,421,052 shares of Common Stock from the Issuer in an underwritten public offering (the “Offering”). The Offering closed on September 17, 2019.

On September 13, 2019, Goff MCF and John C. Goff, through John C. Goff SEP IRA, (the “Series A Preferred Stock Purchasers”) entered into a Purchase Agreement with the Issuer (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Series A Preferred Stock Purchasers agreed that they would purchase an aggregate of 789,474 shares of Series A Preferred Stock, following the satisfaction of certain closing conditions specified therein. The closing of the transactions contemplated by the Purchase Agreement occurred on September 17, 2019 (the “Closing”).

At the Closing:

(i)	Goff MCF acquired 694,737 shares of Series A Preferred Stock and John C. Goff, through John C. Goff SEP IRA, acquired 94,737 shares of Series A Preferred Stock;

(ii)

John C. Goff entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer, pursuant to which the Reporting Persons agreed, until the earlier of the date on which the Proposals are approved or six months from the Closing, to vote all of the shares beneficially owned by the Reporting Persons at every meeting of the shareholders of the Issuer in favor of any proposal to (i) effect of an amendment to the Certificate of Formation of the Issuer to increase the number of authorized shares of Common Stock by at least 50,000,000 shares (the “Certificate Proposal”) and (ii) if necessary, approve, in accordance with applicable law and stock exchange rules and regulations, the issuance of the shares of Common Stock upon conversion of the Series A Preferred Stock (the “Conversion Proposal” and together with the Certificate Proposal, the “Proposals”); and

(iii)

The Series A Preferred Stock Purchasers entered into a registration rights agreement with the Issuer whereby the Issuer has provided the Series A Preferred Stock Purchasers with certain registration rights with respect to the Common Stock into which the Series A Preferred Stock will be convertible.

The Reporting Persons acquired a substantial position in the Issuer with the intent to influence the Issuer’s management and operations. Although no Reporting Person has any specific plan or proposal to acquire additional shares or to dispose of the Common Stock or the Series A Preferred Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or Series A Preferred Stock, or dispose of any or all of its Common Stock or Series A Preferred Stock, pursuant to securities laws, depending upon an ongoing evaluation of its investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed above, none of the Reporting Persons currently has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. On August 14, 2018, John C. Goff was added to the board of directors of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 79,153,937 Shares outstanding, as of September 17, 2019, which is the total number of Shares outstanding upon the issuance of 44,736,842 shares as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on September 16, 2019.

A.	Goff MCF

i.	As of close of business on September 17, 2019 Goff MCF beneficially owned (1) 20,622,357 shares of Common Stock, and (2) 694,737 shares of Series A Preferred Stock.

Percentage: 31.3%

ii.	Powers

1. Sole power to vote or direct vote: 26,673,516

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 26,673,516

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Common Stock and Series A Preferred Stock by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	GFS Contango

i.

As of close of business on September 17, 2019, GFS Contango, as the general partner of Goff MCF, may be deemed to beneficially own (1) 20,622,357 shares of Common Stock, and (2) 694,737 shares of Series A Preferred Stock.

Percentage: 31.3%

ii.	Powers

1. Sole power to vote or direct vote: 26,673,516

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 26,673,516

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Contango GP has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. The transactions in the Common Stock and Series A Preferred Stock by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Goff Family Trust

i.

As of close of business on September 17, 2019, Goff Family Trust, as managing member of GFT and controlling shareholder of Goff Capital, and with respect to Shares directly beneficially owned by Goff Family Trust, may be deemed to beneficially own: (1) 20,622,357 shares of Common Stock and 694,737 shares of Series A Preferred Stock owned by Goff MCF, (2) 72,764 shares of Common Stock owned by Goff Investments, and (3) 2,312,936 shares of Common Stock owned by Goff Family Trust directly.

Percentage: 34.1%

ii.	Powers

1. Sole power to vote or direct vote: 29,059,216

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 29,059,216

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Family Trust has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. The transactions in the Common Stock or Series A Preferred Stock by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Family Investments

i.	As of close of business on September 17, 2019, Family Investments beneficially owned 72,764 shares of Common Stock.

Percentage: 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 72,764

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 72,764

4. Shared power to dispose or direct the disposition: 0

iii.	Family Investments has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days.

E.	Goff Capital

i.	As of close of business on September 17, 2019, Goff Capital, as the General Partner of Family Investments, may be deemed to beneficially own 72,764 shares of Common Stock.

Percentage: 0.1%

ii.	Powers

1. Sole power to vote or direct vote: 72,764

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 72,764

4. Shared power to dispose or direct the disposition: 0

iii.

Goff Capital has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days.

F.	GFS Management

i.

As of close of business on September 17, 2019, GFS Management, as managing member of GFS Contango GP may be deemed to beneficially own (1) 20,622,357 shares of Common Stock, and (2) 694,737 shares of Series A Preferred Stock.

Percentage: 31.3%

ii.	Powers

1. Sole power to vote or direct vote: 26,673,516

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 26,673,516

4. Shared power to dispose or direct the disposition: 0

iii.

GFS Management has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. The transactions in the Common Stock and Series A Preferred Stock by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	GFS

i.

As of close of business on September 17, 2019, GFS, as managing member of GFS Management may be deemed to beneficially own (1) 20,622,357 shares of Common Stock, and (2) 694,737 shares of Series A Preferred Stock.

Percentage: 31.3%

ii.	Powers

1. Sole power to vote or direct vote: 26,673,516

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 26,673,516

4. Shared power to dispose or direct the disposition: 0

iii.

GFS has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. The transactions in the Common Stock and Series A Preferred Stock by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	GFT

i.

As of close of business on September 17, 2019, GFT, as controlling equity holder of GFS may be deemed to beneficially own (1) 20,622,357 shares of Common Stock, and (2) 694,737 shares of Series A Preferred Stock.

Percentage: 31.3%

ii.	Powers

1. Sole power to vote or direct vote: 26,673,516

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 26,673,516

4. Shared power to dispose or direct the disposition: 0

iii.

GFT has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. The transactions in the Common Stock and Series A Preferred Stock by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	John C. Goff

i.

As of close of business on September 17, 2019, John C. Goff, as Chief Executive Officer of Goff Capital, as trustee of Goff Family Trust, and with respect to the Shares indirectly beneficially owned by him; John C. Goff may be deemed the beneficial owner of the (1) 20,622,357 shares of Common Stock and 694,737 shares of Series A Preferred Stock owned by Goff MCF, (2) 2,312,936 shares of Common Stock owned by Goff Family Trust, (3) 72,764 shares of Common Stock owned by Family Investments, and (4) 2,296,268 shares of Common Stock and 94,737 shares of Series A Preferred Stock owned by John C. Goff directly.

Percentage: 37.4%

ii.	Powers

1. Sole power to vote or direct vote: 32,180,644

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 32,180,644

4. Shared power to dispose or direct the disposition: 0

iii.

The transactions in the Common Stock and Series A Preferred Stock by John C. Goff during the past sixty days are set forth in Schedule A and are incorporated herein by reference. Goff Family Trust has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. Goff Capital has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. Family Investments has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFT has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS Management has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. GFS Contango GP has not entered into any transactions in the Common Stock or Series A Preferred Stock during the past sixty days. The transactions in the Common Stock and Series A Preferred Stock by Goff MCF during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As general partner of Family Investments, Goff Capital may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock directly held by Family Investments. Goff Capital disclaims beneficial ownership of the Common Stock directly held by Family Investments, except to the extent of its pecuniary interest therein.

As general partner of Goff MCF, GFS Contango GP may be deemed to have the power or shared power to vote or direct the vote of and the power or shared power to dispose or direct the disposition of the Common Stock and Series A Preferred Stock directly held by Goff MCF. GFS Contango disclaims beneficial ownership of the Common Stock and Series A Preferred Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFS Contango, GFS Management may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock and Series A Preferred Stock directly held by Goff MCF. GFS Management disclaims beneficial ownership of the Common Stock and Series A Preferred Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFS Management, GFS may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock and Series A Preferred Stock directly held by Goff MCF. GFS disclaims beneficial ownership of the Common Stock and Series A Preferred Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As controlling equity holder of GFS, GFT may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock and Series A Preferred Stock directly held by Goff MCF. GFS disclaims beneficial ownership of the Common Stock and Series A Preferred Stock directly held by Goff MCF, except to the extent of its pecuniary interest therein.

As managing member of GFT and controlling shareholder of Goff Capital, Goff Family Trust may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Common Stock and Series A Preferred Stock directly held by Goff MCF, Family Investments and Goff Family Trust. Goff Family Trust disclaims beneficial ownership of those shares of Common Stock and Series A Preferred Stock held directly by Goff MCF and Family Investments, except to the extent of its pecuniary interest therein.

As Chief Executive Officer of Goff Capital and as sole trustee of Goff Family Trust, John C. Goff may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares of Common Stock and Series A Preferred Stock directly held by Goff MCF, Goff Family Trust, Family Investments and indirectly through a SEP IRA, of which Mr. Goff is the beneficiary. Mr. Goff disclaims beneficial ownership of those shares of Common Stock and Series A Preferred Stock held directly by Goff MCF, Family Investments and the Goff Family Trust, except to the extent of his pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements Understandings or Relationships

Item 6 is hereby amended in its entirety as follows:

The Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Pursuant to the Voting Agreement by and between John C. Goff and the Issuer, the Reporting Persons have agreed, until the earlier of the date on which the Proposals are approved or six months from the Closing, (a) to vote all of the shares beneficially owned by the Reporting Persons at every meeting of the shareholders of the Issuer in favor of any proposal to (i) effect an amendment to the Certificate of Formation of the Issuer to increase the number of authorized shares of Common Stock by at least 50,000,000 shares and (ii) if necessary, approve, in accordance with applicable law and stock exchange rules and regulations, the issuance of the shares of Common Stock upon conversion of the Series A Preferred Stock and (b) not to transfer any Common Stock or Series A Preferred Stock beneficially owned by the Reporting Persons without the Issuer’s consent.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended in its entirety as follows:

Exhibit 1

Joint Filing Agreement by and among Goff MCF Partners, LP, GFS Contango GP, LLC, The John C. Goff 2010 Family Trust, Goff Family Investments, LP, Goff Focused Strategies LLC, GFT Strategies, LLC, Goff Capital, Inc., John C. Goff, GFS Management, LLC, dated September 17, 2019.

Exhibit 2

Voting and Support Agreement by and between Contango Oil & Gas Company and John C. Goff, dated September 17, 2019

SIGNATURES ON THE FOLLOWING PAGE

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 18, 2019

John C. Goff		GFS Contango GP, LLC
			By:	its Managing Member, GFS Management, LLC
By:	/s/ John C. Goff		By:	its Managing Member, Goff Focused Strategies LLC

Goff MCF Partners, LP
By: its General Partner, GFS Contango GP, LLC
		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

By:	/s/ John C. Goff	GFS Management, LLC
	John C. Goff, Chief Executive Officer		By:	its Managing Member, Goff Focused Strategies LLC

Goff Family Investments, LP
By: its General Partner, Goff Capital, Inc.

		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer

By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer	Goff Focused Strategies LLC

Goff Capital, Inc.

		By:	/s/ John C. Goff
John C. Goff, Chief Executive Officer
By:	/s/ John C. Goff
	John C. Goff, Chief Executive Officer	GFT Strategies, LLC
			By:	its Managing Member, John C. Goff 2010 Family Trust
John C. Goff 2010 Family Trust

By:	/s/ John C. Goff	By:	/s/ John C. Goff
	John C. Goff, Sole Trustee	John C. Goff, Trustee

Transactions in the Common Stock During the Past Sixty Days

Goff MCF

Date of Purchase	# of shares	Price per share
9/13/2019	16,210,257	$0.9500

TOTAL:	16,210,257	$0.9500

John C. Goff

Date of Purchase	# of shares	Price per share
9/13/2019	2,210,525	$0.9500

TOTAL:	2,210,525	$0.9500

Transactions in the Series A Preferred Stock During the Past Sixty Days

Goff MCF

Date of Purchase	# of shares	Price per share
9/13/2019	694,737	$9.5000

TOTAL:	694,737	$9.5000

John C. Goff

Date of Purchase	# of shares	Price per share
9/13/2019	94,737	$9.5000

TOTAL:	94,737	$9.5000